UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about Incentivized Debentures

—

Rio de Janeiro, June 25, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the Material Facts disclosed on May 28 and May 30, 2025, announces that it has concluded the bookbuilding process for the 8th (eighth) issuance of simple debentures, not convertible into shares, unsecured, in the total amount of R$ 3,000,000,000.00 (three billion reais) (“Debenture Issuance”), which will be the subject of a public distribution offering, pursuant to the Brazilian Securities and Exchange Commission (“CVM”) Resolution No. 160, dated July 13, 2022, as amended (“CVM Resolution 160”), Law No. 12,431, dated June 24, 2011, as amended (“Law No. 12,431”), Decree No. 11,964, dated March 26, 2024, as amended (“Decree No. 11,964”), Law No. 6,385, dated December 7, 1976, as amended, as well as other applicable legal and regulatory provisions (“Offering”), resulting in the issuance of 3 (three) series in the total amount of R$ 3,000,000,000.00 (three billion reais).

The table below summarizes the final terms obtained and the allocation of the debentures among the series of the Issuance:

Series	1st Serie	2nd Serie	3rd Serie
Type	Debenture	Debenture	Debenture
Maturity	June 15, 2035	June 15, 2040	June 15, 2045
Final Rate (after bookbuilding)	IPCA + 6.3874% p.y.	IPCA + 6.6556% p.y.	IPCA + 6.8431% p.y
Allocated Volume	R$ 1,214,344,000.00	R$ 822,631,000.00	R$ 963,025,000.00

The final settlement of the operation is expected to occur on June 26, 2025, pursuant to the schedule provided in the Offering documents.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that reflect the expectations of the Company's officers. The terms “anticipates,” “believes,” “expects,” “predicts,” “intends,” “plans,” “projects,” “aims,” “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer